UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-6790
Report for Period: January 1, 2002 to June 30, 2002

In the Matter of:

CSW LEASING, INC.
CENTRAL AND SOUTH WEST CORPORATION

                                  FINAL REPORT

      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Leasing, Inc. (CSW Leasing) a subsidiary of Central and South West Corporation (CSW) authorized to participate in leveraged leasing transactions. Under HCAR 23578 dated January 22, 1985, it is required that CSW Leasing file semiannual reports providing: 1) the amount of rental income received during the reporting period; 2) a general description of the types of property under the leveraged lease; and 3) the amount of equity contributions made by CSW to CSW Leasing during the reporting period.

1)    The amount of rental income received during the reporting period.
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      During the period January 1, 2002 through June 30, 2002, no rental income was received by trustees from leveraged leases for the benefit of CSW Leasing. All leveraged leases expired in late 2001 and no new leveraged leases were entered into during the first six months of 2002.

2)    A general description of the types of property under the leveraged lease.
      -------------------------------------------------------------------------

      As of June 30, 2002, CSW Leasing had no leveraged leases on various commercial aircraft. All leveraged leases expired in late 2001 and no new leveraged leases were entered into during the first six months of 2002. All remaining commercial aircraft that were previously associated with the leveraged leases were subsequently sold during the first six months of 2002.

3) The amount of equity contributions made by CSW to CSW Leasing during the reporting period.
      -------------------------------------------------------------------------

      There were no equity contributions for the first half of 2002. All leveraged leases expired in late 2001 and no new leveraged leases were entered into during the first six months of 2002.

4) The intent is to dissolve CSW Leasing by December 31, 2002.

5) No additional Rule 24 Certificates will be filed in this matter.

6) A "past tense" opinion of counsel as to the transactions authorized by this order is filed herewith as Exhibit A.

Exhibit A:

Securities and Exchange Commission
Office of Public Utility Regulation
Washington, D.C.  20549-1004

September 3, 2002

Re:      Central and South West Corporation
         File No. 70-6790

Gentlemen:
With respect to the investment by Central and South West Corporation ("CSW") as described in the Application or Declaration on Form U-1, filed in the above-mentioned matter with your Commission and as authorized by the Commission in its Orders, dated January 22, 1985 and January 28, 1986, I have examined among other things, said Application or Declaration on Form U-1 and all amendments and exhibits thereto filed by CSW with your Commission under the Public Utility Holding Company Act of 1935, and the Orders, dated January 22, 1985 and January 28, 1986, of this Commission.

It is my opinion that the transactions proposed in said Application or Declaration on Form U-1 regarding such investment in leveraged leases by CSW described therein, have been carried out in accordance with the same and that
(a) all State laws applicable to the transactions set forth above have been complied with; (b) CSW has legally invested in leveraged leases, as described in the Application or Declaration on Form U-1 and all amendments thereto; and (c) the consummation of the transactions set forth in said Application or Declaration on Form U-1 and all amendments thereto by CSW have not violated the legal rights of the holders of any securities issued by CSW or any associate company thereof.

I consent to the use of this opinion as part of the Certificate of Notification in connection with the above-mentioned Application or Declaration on Form U-1.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for Central and South West Corporation

                             S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Leasing, Inc. has duly caused this report to be signed on its behalf on this 28th day of February 2002.

                                            CSW LEASING, Inc.


                                           /s/    Armando Pena
                                             Armando Pena
                                              Treasurer